SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

1 August 2005

KLM Royal Dutch Airlines successfully closes a new five-year EUR 540 million credit facility

KLM Royal Dutch Airlines last Friday signed a new five-year EUR 540 million credit facility. The facility is supported by an international group of 11 relationship banks. Citibank, ING Bank, Rabobank and Société Générale acted as Mandated Lead Arrangers and Bookrunners, CALYON and Natexis-Banques Populaires as co-Mandated Lead Arrangers and BNP Paribas, Crédit Mutuel-CIC, Deutsche Bank, Fortis and WestLB as Arrangers.

Taking advantage of current favorable market conditions, KLM launched the facility at the beginning of July and concluded the transaction within a month. KLM took advantage of the significant oversubscription raised in the market to increase the facility to EUR 540 million, in addition to significantly scaling back the participating banks’ initial commitments.

The new 5-year facility, which can be used for general corporate purposes, further strengthens KLM’s liquidity position, giving KLM additional financial flexibility. It furthermore diversifies its sources of financing, in addition to existing structured finance transactions.

Financial conditions

The drawn margin is 35 basis points per annum over EURIBOR, with an additional 5 basis points utilisation fee if drawings exceed 66% of the facility amount. The commitment fee is 11.5 basis points per annum.

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - web site: www.airfranceklm-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: August 1, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations